

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Daniel Shaeffer
Chief Executive Officer
Cottonwood Communities, Inc.
1245 Brickyard Rd., Suite 250
Salt Lake City, Utah 84106

Re: Cottonwood Communities, Inc.
Registration Statement on Form S-4
Filed July 22, 2022
File No. 333-266298

Dear Mr. Shaeffer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction